40-33

Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

COPY

811-02708

14

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

June 19, 2007

PROCESSED
JUN 2 6 2007
THOMSON
FINANCIAL


SEC MAIL
PROCESSING
RECEIVED
JUN 1 9 2007
WASH DC
161
SECTION

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Allied Capital Corporation--File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation (the "Corporation"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the following documents filed in the Superior Court of the District of Columbia in connection with the case captioned Rena Nadoff v. Walton, et al., CA 001060-07: (i) a memorandum of law in opposition to the Corporation's motion to dismiss; and (i) the Corporation's reply in support of the Corporation's motion to dismiss.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,



Cynthia M. Krus

Enclosure


07055176

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA


SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2007
WASH. D.C.
161
SECTION

RENA NADOFF, Derivatively on Behalf of ALLIED CAPITAL CORPORATION, Plaintiff, vs. WILLIAM L. WALTON, et al., Defendants, – and – ALLIED CAPITAL CORPORATION, a Maryland corporation, Nominal Defendant.	Case No. 0001060-07 B Calendar 6 – Judge Alprin

MEMORANDUM OF LAW IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS PLAINTIFF'S AMENDED VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

TABLE OF CONTENTS

TABLE OF AUTHORITIES

FEDERAL CASES

STATE CASES

STATE STATUTES

Plaintiff Rena Nadoff respectfully submits this memorandum of law in opposition to the Individual Defendants' and Nominal Defendant Allied Capital Corporation's ("Allied") Motion to Dismiss Plaintiff's Amended Verified Shareholder Derivative Complaint (the "Motion).[1] Defendants' motion and supporting memorandum not only contain numerous unsubstantiated pejorative comments but also improperly attempt to convert the motion to one for summary judgment requesting this Court to consider matters outside the pleading. At the same time, Defendants have refused to respond to discovery. Defendants' conduct should not be condoned.

I. INTRODUCTION

Business Loan Express, LLC ("BLX"), an entity owned and controlled by nominal Defendant Allied and with the assistance of Allied, engaged in illegal lending practices and committed fraud. Defendants, as directors of Allied, under the corporate governance policies in place at Allied and in accordance with their fiduciary obligations, were required to properly monitor BLX and its business practices to prevent this type of conduct, and once it occurred, to stop it from continuing. Defendants, however, failed to fulfill their fiduciary duties to Allied and prevent this conduct. Moreover, even though Defendants were repeatedly and publicly alerted to the wrongdoing over several years, Defendants continued to turn a blind eye to the fraud perpetrated at BLX, which in turn resulted in the misrepresentation of the true value of Allied's investments. Now, Defendants throw their hands up and argue that even though Allied controlled BLX, the fraud committed there was not their problem.

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[1] Defendants previously filed a very similar motion to dismiss. Prior to the filing of Defendants first motion to dismiss, counsel for Plaintiff informed counsel for Defendants that Plaintiff intended to amend her complaint. At that time, Defendants would not agree to the filing of the Amended Complaint and the setting of a briefing schedule on a motion to dismiss the Amended Complaint. Thus, Defendants filed their first motion, knowing that the complaint that it was directed to would be superceded and their original motion mooted.

For the past several years, Defendants were alerted to the likelihood that BLX was engaging in fraudulent conduct by institutional investors and the news media. During 2005, institutional investor Greenlight Capital Management ("Greenlight"), wrote to the Company's board and demanded an investigation into the wrongdoing. Also during this period, several governmental agencies began investigations into BLX and ultimately brought criminal charges. Defendants, however, publicly shrugged off these warnings and failed to properly investigate or attempt to remedy the situation. In fact, Defendants even went so far as to publicly denounce any calls for action on the part of the Board of Directors (the "Board")[2] and during 2005 illegally obtained the phone records of the individual from Greenlight who demanded the investigation.

At the end of 2006 and first half of 2007, numerous disclosures were made by Allied and governmental agencies of the increased scrutiny into the lending activities of BLX, as well as of the writedown of Allied's investment in BLX and the suspension by the SBA of BLX's ability to sell loans. Nevertheless, when, on January 9, 2007, the United States Attorney's Office charged 19 people with fraud in connection with approximately $77 million in BLX loans guaranteed by the U.S. Small Business Administration ("SBA"), the Board attributed the problems to a single BLX employee. The Board's failure to appropriately respond to these charges prompted Greenlight on January 22, 2007 to send a second detailed demand letter to the Board, attached to the Amended Complaint as Exhibit H, requesting that they comply with their fiduciary obligations and investigate and properly address the wrongdoing at BLX. This time, the Board did not even bother to respond to Greenlight.

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[2] Defendants attach as Exhibit A the letter they claim they sent to Einhorn one week after receiving his letter. Defendants' letter, however, was not filed with the SEC, nor is it signed. Thus, neither plaintiff nor the Court can be assured of its authenticity in the absences of discovery.

Plaintiff has filed this derivative action, on behalf of Allied, because the Board has refused – time and time again – to properly address the fraudulent activity at BLX. Defendants assert that the Amended Complaint should be dismissed because: (i) Plaintiff has failed to make a demand; (ii) the demand made was either improper or inadequate under the law; and (iii) Defendants are shielded from liability under the Company's certificate of incorporation. Contrary to Defendants' assertions, a detailed demand was clearly made on the Board by Greenlight and the Board refused to act. Moreover, a duplicative pre-suit demand made by plaintiff would have clearly been futile because Greenlight's demand was already rejected by the Board and the Board had failed to act even though it was put on notice repeatedly of the wrongdoing at BLX from various sources. Similarly, Defendants' argument that they are protected from liability under the Company's certificate of incorporation is without merit because Defendants acted in bad faith or with knowledge of the wrongdoing alleged by plaintiff, thereby rendering any purported protections inapplicable. Indeed Defendants resort to personal attacks on Plaintiff and her counsel to distract from the weakness of Defendants' position.

Defendants' motion to dismiss the Amended Complaint is without merit and should be denied in its entirety.

II. FACTUAL STATEMENT

A. The Parties

Plaintiff Rena Nadoff is a shareholder of Allied.[3] Nominal Defendant Allied is a business development company which provides long-term debt and equity capital to middle market

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[3] Defendants' off-handed reference to the fact that plaintiff, a "serial litigant," has been involved in three other shareholder lawsuits is inflammatory and irrelevant. *See Werbowsky v. Collomb*, 766 A.2d 123, 144 fn 11 (Md. 2001) (noting that even a plaintiff who filed 64 shareholder lawsuits in a six year period did not "in any way, impinge the motives of the plaintiffs"). Similarly, Defendants'

companies. (¶5).[4] Allied acquired BLX in 2000, and, as of December 31, 2006, BLX was Allied's single largest investment, at a cost of $295.1 million and represented Allied's second largest holding. (¶¶2, 5).

BLX is a national, non-bank lender that sells and services real estate secured small business loans, including secured conventional small business loans, known as SBA 7(a) loans. BLX is licensed by the SBA as a Small Business Lending Company and its status as an SBA preferred lender is critical to its business and its financial health. In addition to controlling BLX, Allied participated in BLX's business by providing unconditional guaranties on BLX's $600 million credit facility and providing letters of credit. (¶6).

The Individual Defendants are all directors of Allied who served on either the Executive Committee, Audit Committee and/or Corporate Governance Committees of Allied's Board.[5] (¶7). They were assigned critical oversight responsibilities and were charged with maintaining the integrity of the Company and to ensure that ethical standards are maintained. Each of these Committees had charters delineating their responsibilities, and as such, were tasked with specific and critical express oversight responsibilities in various areas including valuation, compliance, internal controls, and reporting processes. (¶17). The Company's Code of Business Conduct specifies that it is the "responsibility" of each director to, *inter alia*, commit to a culture within the Company that values "honesty and accountability" and makes fair, accurate, timely and clear disclosures to

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untrue, unsubstantiated and disparaging statement that her previous lawsuit "appears to have been part of the short-sellers' efforts to manipulate Allied's stock price" should be stricken.

[4] All citations to "¶___" refer the Amended Verified Shareholder Derivative Complaint filed on May 18, 2007.

[5] Defendant Walton has also been Chief Executive Officer of Allied since 1997. Defendant Walton signed many of Allied's SEC filings. Defendant Sweeny is Allied's Chief Operating Officer.

shareholders of material information regarding Allied's business, and "requires honest and accurate recording and reporting of information," including financial records. (¶17(b)).[6]

B. Defendants Were Repeatedly Put on Notice that BLX Engaged in Wrongful Conduct but Refused to Act

Since Allied's acquisition of BLX in 2000, financial commentators, securities analysts, and institutional investors repeatedly have raised serious questions about Allied's business practices involving BLX's loan portfolio, including the valuation of its investment in BLX. Each of these red-flags or calls for action were met with denial on the part of Allied's Board or a failure to investigate the suspected wrongdoing.[7]

In May 2002, for example, David Einhorn ("Einhorn") of Greenlight, raised the issue of Allied's failure to mark its investments to current market value, including its investment in BLX and that, as a result, Allied was presenting an inflated picture of its own financial condition and was hiding problems at the companies in which it had invested. Defendant Walton immediately denied that there was any basis for Einhorn's statements. (¶20).

In June 2002, Einhorn published his analysis of Allied, attached to the Amended Complaint as Exhibit D, and specifically drew attention to Allied's investment in BLX. (¶21). His concern was both the lack of transparency in Allied's reporting of the value of its investment in BLX and the increase in delinquent loans in BLX's loan portfolio. Again, Defendant Walton rejected Einhorn's position and dismissed it as "misinformation for personal use" by a "short-seller." (¶22).

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[6] These charter and Code of Business Conduct provisions are fully consistent with a number of federal statutes and regulations that establish the requirement for boards and board committees to oversee the design and implementation of effect compliance programs. (¶¶45-64).

[7] Chief among these persons are financial columnist Herb Greenberg, shareholder and securities analysts Charles Gunther of Farmhouse Equity Research and Joel Houck of Wachovia Securities. (¶9). Ironically, defendants charge plaintiff with knowledge of the fraud based on these events but deny that they themselves had any knowledge or any duty to act upon that knowledge.

Allied disclosed on June 24, 2004, that the SEC had commenced an inquiry into BLX. (¶23.) The SEC investigation involved the transfer of troubled loans from BLX to Allied, and directly implicated Allied in the wrongdoing at BLX. Despite the seriousness of the SEC action, and the widespread fraudulent lending practices ongoing at BLX, Defendant Walton continued his effort to deflect attention away from the truth and Allied's complicity in the wrongdoing. Instead of launching an internal investigation, Defendant Walton "blame[d]" the SEC inquiry on accusations from short sellers. *Id.*

In December 2004, Allied disclosed that the U.S. Attorney's office in Washington, D.C., was conducting a criminal investigation into BLX. Allied stated that it had received a letter from prosecutors requesting that Allied preserve and produce documents relating to its relationship with BLX. Still, Allied sought to deflect attention away from the wrongdoing at BLX and Allied by stating that the criminal investigation "appears to pertain to matters similar to those allegations made by short sellers over the past two and one-half years." (¶23).

On August 3, 2005, Allied disclosed that it had spent $25 million in legal expenses in the first half of 2005 in connection with government investigations of Allied and BLX. (¶25). The Board still failed to conduct it own thorough investigation.

In November 2006, Allied disclosed that the Office of Inspector General of the SBA and the Department of Justice were engaged in ongoing investigations of BLX's lending practices. The Company also disclosed that it produced materials in response to requests from both the SEC and the U.S. Attorney's Office and that current and former employees, including a director, provided testimony in connection therewith. (¶26).

On December 15, 2006, the U.S. Attorney's Office in Michigan filed under seal an indictment (the "December Indictment") of Patrick Harrington, an Executive Vice President of BLX. (¶27). The December Indictment, made public on January 9, 2007, charged that Harrington, who headed BLX's Troy Michigan office, caused at least 76 SBA-guaranteed loans totaling approximately $77 million to be fraudulently originated and issued. *Id.* Instead of launching a full investigation into the fraudulent practices at BLX, Defendants chose to single out Harrington as the sole reason for the events even though their own "investigation" concluded that no wrongdoing occurred at BLX. (¶29). As a result of the indictment, the SBA suspended BLX's ability to sell loans to large institutional investors in the secondary market and was considering suspending the preferred lending status of BLX, which would result in every loan issued by BLX having to be individually vetted by the SBA. The SBA is also investigating the loans BLX issued throughout the period after Allied acquired BLX. (¶30).

On February 6, 2007, Allied announced that in late December, 2006 in connection with a subpoena from the U.S. Attorney's Office for the District of Columbia it uncovered that the Company's agents obtained Einhorn's private telephone records during 2005. Subsequently, Allied disclosed in its Form 10-K filed with the SEC on March 1, 2007, that the Offices of the Inspector General of the SBA and the United States Secret Service announced an ongoing investigation of allegedly fraudulently obtained SBA-guaranteed loans issued by BLX. In the "Recent Developments" section of Allied Capital's N-2, filed on April 3, 2007, Allied Capital updated its shareholders on BLX, stating that it had paid approximately $10 million to the SBA in connection with an inquiry by the U.S. Attorney's office for the Eastern District of Michigan and that the SBA will increase oversight of BLX's SBA-related landing operations. On April 13, 2007, United States Attorney Stephen J. Murphy announced that additional indictments were returned as a result of the investigation of BLX.

In addition to being placed on notice of the wrongdoing at BLX and Allied by Greenlight Capital and the numerous governmental investigations, various news reports also raised questions about the alleged wrongdoing. *See, e.g.,* ¶¶30,35. Defendants, however, failed to heed any of these warnings or calls for action. As they had done repeatedly in the past, the Individual Defendants refused to recognize the validity of the allegations against BLX or Allied and refused to properly investigate the wrongdoing or take actions to protect Allied.

Allied's investment in BLX amounts to 18.5% of Allied's shareholders equity and Allied has, to date, written down its investment in BLX by $34.3 million. (¶¶31, 32). Thus far, Allied has spent at least $25 million in legal expenses responding to government requests for production of "millions of pages" of Company e-mails and documents. (¶25).

C. An Institutional Investor Demands Twice that the Board Investigate Wrongdoing at BLX

On March 11, 2005, Einhorn wrote to Allied's Board, asking the directors to conduct an independent investigation into allegations of loan fraud at BLX. (¶24). One week later, Defendant Browne, then Chairman of Allied's Audit Committee, wrote back to Einhorn stating that the Allied Board was aware of Einhorn's prior allegations and that information the Board requested from management and outside counsel "has not supported [his] allegations of misconduct." *Id.* Thus, the Allied Board, this time through Defendant Browne, flatly rejected the demand requesting an independent investigation, having sought the advice of management and outside counsel. *Id.* As alleged in the Amended Complaint, not only was a one week investigation insufficient, but also it would soon be revealed that the "investigation" failed to uncover a rampant fraud at BLX which would result in an indictment of a senior BLX employee, among others. (¶¶27, 28).

On January 22, 2007, Einhorn of Greenlight Capital sent a more detailed letter to the Board, demanding that the Board investigate the wrongdoing at BLX and Allied and "exercise its duty of care by removing the present management team that has presided over the metastasizing fraud at BLX and Allied and by quickly moving to take remedial steps to end the dishonest culture perpetrated by current management" ("the January 2007 Demand").

Greenlight Capital's January 2007 Demand, attached as Exhibit H to the Amended Complaint, is a detailed nine-page letter asking the Board to remove the present management team and to take remedial steps to end the harm to the Company. Specifically, the letter provides detailed instances of fraud at Allied and BLX, as well as red flags informing the Board of the ongoing fraud. The letter shows that the Board has received specific evidence that BLX has engaged in wide-spread loan origination fraud which extends beyond the scope of the Harrington indictment. Moreover, the letter clearly sets forth the fact that the fraud went beyond just Harrington's involvement and was perpetrated outside of Michigan and included other management at BLX such as Matthew Magee, a felon convicted of securities fraud and a BLX Executive Vice President who headed the Richmond, Virginia, office and directed the fraudulent origination of shrimp boat loans in the Gulf region.

The January 2007 Demand requests that the Allied Board investigate not only the fraud which originated in the Detroit office as found by the United States Attorney, but also that found by the Department of Agriculture in BLX's Arkansas office and that occurring with respect to BLX's shrimp boat loans in the Gulf region. Additionally, Greenlight Capital provided the Board with identification of improper loans in Arizona, Colorado, Illinois, Maryland, Missouri, New Jersey, New York, Pennsylvania, South Carolina, Tennessee, Texas and Virginia which artificially inflated Allied's earnings with undeserved revenues. Additionally, the letter claims that Allied has understated the risks and reserves arising from the fraud, specifically alleging that the potential exposure could exceed the $284.9 million valuation of BLX. The letter detailed the fact that SBA data shows that approximately 75% of loans for which the SBA made guaranteed payments between 1999 and 2005 have outstanding balances and thus these loans are effectively in liquidation but neither have been charged off nor resolved. By delaying the resolution of the loans, BLX is able to defer losses and continues to collect servicing fees. Greenlight not only specifies the problems facing Allied, but requests the Board to: (i) embark on a particular course of remedial action; (ii) remove management; (iii) end the dishonest culture; (iv) recognize or make a provision in its financial statement to reflect the liabilities facing Allied, including the fact that Allied's exposure exceeds its $284.9 million valuation of BLX; (v) disclose material information relating to the ongoing fraud; and (vi) finally, conduct a full, complete investigation into all of the issues facing Allied, including BLX's loan origination fraud, misleading valuation of BLX and other investments and the deception to the public.

III. THE RECOGNIZED ESSENTIAL ROLE OF DERIVATIVE LITIGATION TO ENSURE FUNDAMENTAL CORPORATE ACCOUNTABILITY

The U.S. Supreme Court and other courts have recognized the important role derivative litigation plays in overseeing effective corporate governance in America and in holding accountable deficient corporate managers. For example, the Supreme Court of Delaware has described the importance and potency of derivative litigation as follows:

> a stockholder is not powerless to challenge director action which results in harm to the corporation. The machinery of corporate democracy and the derivative suit are potent tolls to redress the conduct of a torpid or unfaithful management. The derivative action developed in equity to enable shareholders to sue in the corporation's name where those in control of the company refused to assert a claim belonging to it. The nature of the action is two-fold. First, it is the equivalent of a suit by the shareholders to compel the corporation to sue. Second, it is a suit by the corporation, asserted by the shareholders on its behalf, against those liable to it. *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984).

In *Kamen v. Kemper Fin. Serv., Inc.*, 500 U.S. 90 (1991), a case involving as here, a Maryland corporation,[8] the Supreme Court stated that the purpose of a derivative action is "to place in the hands of the individual shareholder a means to protect the interests of the corporation from the

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[8] Plaintiff is in agreement with the Defendants that Maryland corporate law governs. (*Kamen*, 500 U.S. at 95, Def. Brief at p.6). Nevertheless, this court "may look to the law of other jurisdictions in interpreting comparable laws or rules." *Behradrezaee v. Dashtara*, 910 A.2d 349, 356 (D.C. 2006).

misfeasance and malfeasance of 'faithless directors and manager.'" *Kamen*, 500 U.S. at 95 (quoting *Cohen v. Beneficial Loan Corp.*, 2337 U.S. 541 (1949)).

IV. THE AMENDED COMPLAINT SHOULD NOT BE DISMISSED FOR PLAINTIFF'S FAILURE TO MAKE A PRE-SUIT DEMAND ON ALLIED'S BOARD OF DIRECTORS

A. Legal Standard

When deciding a motion to dismiss, "the court accepts as true all allegations in the Complaint and views them in a light most favorable to the nonmoving party." *Jordan Keys & Jessamy, LLP v. St. Paul Fire & Marine Ins. Co.*, 870 A.2d 58, 62 (D.C. 2005) (citing *Owens v. Tiber Island Condo. Ass'n*, 373 A.2d 890 (D.C. 1977)). Dismissal under Rule 12(b)(6) is appropriate only when "it appears beyond doubt that the plaintiff can prove no set of facts in support of her claim which would entitle her to relief." *Id.* *See also Abdullah v. Roach*, 668 A.2d 801 (D.C. 1995).[9]

Under Maryland law, before a derivative action may be filed, either a pre-suit demand must have been made or the complaint must plead the factual basis for excusing that demand. *Werbowsky*, 766 A.2d 123. Here, both requirements have been satisfied. The demand requirement has been satisfied because an institutional investor already made two demands on the Board, one as recently as January 2007, which were rejected. Demand futility has also been satisfied because Defendants were fully knowledgeable of the wrongdoing by reason of the two shareholder Demands, numerous media stories, the federal indictments, the federal governmental investigations and the $10 million "penalty" paid by Allied to the SBA. Despite this knowledge, Defendants engaged in a

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[9] While the Supreme Court has recently rejected the traditional 12(b)(6) standard set forth in *Conley v. Gibson*, 355 U.S. 41 (1957), in the antitrust context, in *Bell Atlantic Corp. v. Twombly*, 127 S. Ct. 1955, 1974 (May 21, 2007), the Supreme Court affirmed that the court must "accept as true all of the factual allegations contained in the complaint." *Erickson v. Pardus*, 2007 U.S. LEXIS 6814, *8 (June 4, 2007). No District of Columbia court has had the opportunity to address these recent Supreme Court rulings.

multi-year course of dishonest conduct characterized by repeated public rejection of any allegation of any wrongdoing and illegally obtaining telephone records of the individual making the demands that the Board investigate the wrongdoing.[10]

B. The Amended Complaint Sufficiently Pleads the Futility of the Demand

In addition to establishing that two pre-suit demands have already been made on and rejected by the Board, the Amended Complaint sets forth particular facts which support a finding that any demand made by Plaintiff prior to filing suit would have been futile. In *Werbowsky,* 766 A.2d 123 (2001), the Maryland Court of Appeals decided to maintain the futility exception when, "the allegations or evidence clearly demonstrate, in a very particular manner, either that: (1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation; or (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Id.* at 620.

The Amended Complaint more than satisfies the second prong of *Werbowsky*. Here, all of the directors have determined and publicly stated that there is no wrongdoing to investigate and that no suit should be brought. (¶24). Thus, under *Werbowsky*, "a majority of the directors are so . . . committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Id.* at 620.

The Amended Complaint's allegations are not simply that the directors would be hostile to the action. Instead, the Amended Complaint specifically pleads that demand on the Board was

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[10] Not only were these demands met with resistance, but as the Company now admits, telephone records of David Einhorn were improperly obtained during a period of time in 2005. This is clearly evidence of dishonest conduct.

made, it was rejected, and under the facts of this case, yet another demand would be futile. After one week, the Chairman of Allied's Audit Committee admitted that the Defendants were aware of the allegations of misconduct and that their "investigation" did not support the allegations of misconduct. This is specific evidence pled and alleged that Defendants were committed to the decision to not undertake an independent investigation. A one week investigation is hardly the type of independent review contemplated under Maryland's case law. *Compare Rosengarten v. Buckley*, 613 F. Supp. 1493 (D. Md. 1985) (applying Maryland law and holding that a special litigation committee which met regularly over 5 months, interviewed a number of witnesses and examined documents and made a report in refusing a demand made by derivative shareholders was adequate).[11]

The wrongdoing raised in the two Einhorn demand letters clearly involves the same wrongdoing alleged in the Amended Complaint, and defendants do not contend otherwise. Rather, defendants argue that the Einhorn demand letters do not excuse Plaintiff from making a demand that the Board bring this lawsuit. There is no Maryland case law cited by Defendants for this proposition.[12] The point of the demand requirement is to bring the wrongdoing to the Board's attention. The Einhorn demand letters clearly do that (¶¶24, 34, Exhibit H). Defendants' statement that the Board's consistent rejection of those demands, coupled with Defendants' dishonest conduct in the face of those demands over a multi year period, does not "suggest" that the Board would not

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[11] The good faith or reasonableness of the Board's investigation are factors to be considered in demand refused cases. *Behradrezaee v. Dashtara*, 910 A.2d 349, 360 (D.C. Ct. 2006) "failure to carry out its fiduciary duties in good faith or to conduct a reasonable investigation ... could constitute wrongful refusal." *Id.*

[12] Defendants' citations to *Judicial Watch v. Deutsche Bank*, 2000 U.S. Dist. LEXIS 6153 (D.D.C. Apr. 28, 2000); *Kaplan v. Peat*, 540 A.2d 726 (Del. 1988), are not helpful. They offer no analysis and resolve the matter only in dicta or by default.

be receptive to a demand by Plaintiff is not credible. In fact, the Board's steadfast position, publicly stated over a period of years, that there is no wrongdoing to even investigate and its alleged dishonest conduct in response to those demand letters, including illegally obtaining the phone records of the individual making the demands to investigate, makes it quite clear that demand would be futile. Not even multiple federal indictments nor federal investigations nor Allied's payment of a $10 million "penalty" to the SBA has caused this Board to move off of its position. To argue now that the Board will react differently if Plaintiff made a demand is simply not credible and certainly not a basis to dismiss the allegations of the Amended Complaint on a motion to dismiss.[13] Defendants' dishonest conduct, in the face of the Einhorn demand letters, the federal indictments and the government investigations, establishes, for purposes of Defendants' motion to dismiss, that demand on this Board to act would be a futile.

The Amended Complaint specifies how not only were Defendants alerted to the pervasive fraud by Einhorn, yet refused to take any actions, but also that they outright denied that the federal, state and governmental investigations had any merit. Instead, Defendants did nothing and continued to disparage the seriousness of the investigations. (¶¶20-24). Based on the allegations alleged in the Amended Complaint, the directors' refusal to act cannot be within the ambit of the business judgment rule. Indeed, Defendants still profess the innocence of those involved and assert that

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[13]Defendants' citation to *Kaufman v. Safeguard Scientifics, Inc.* 587 F. Supp. 486 (E.D. Pa 1984), is inapposite. There, the issue was whether a prior demand on a board to bring a lawsuit was evidence that a subsequent demand to bring a lawsuit was futile. Here, the Einhorn demand letters were not demands to bring lawsuits, but rather, to investigate wrongdoing, and it is the Board's adamant position that there is no wrongdoing to investigate and its dishonest conduct in response to those demands which is the evidence that a demand by Plaintiff to bring a lawsuit over the "nonexistent" wrongdoing would be futile. Defendants also wrongfully attempt to isolate the Einhorn demand letters as the only basis for Plaintiff's allegation that demand would be futile. As alleged in the Amended Complaint, the futility of demand is supported by the Board's long and consistent history of dishonest conduct in the face of their knowledge of the wrongdoing.

"none of the allegations or investigations has yet resulted in any finding that BLX or Allied engaged in wrongdoing." Motion at 5 fn. 8.

The facts herein support an even stronger case for the application of the demand futility exception than those alleged in *In re Abbott Lab. Derivative S'holder. Litig.*, 325 F.3d 795, 803 (7th Cir. 2003) ("*Abbott Labs*") and *McCall* v. *Scott*, 239 F.3d 808, 815 (6th Cir. 2001) ("*McCall*"). There, the 7th and 6th Circuits, respectively, overturned dismissals of derivative actions on defendants' motions to dismiss in cases that were based on inferences of board knowledge of the wrongdoing. Here, in contrast, the facts alleged in the Amended Complaint plead the board's knowledge of the allegations of wrongdoing and not simply inferences of board knowledge. In *Abbott Labs*, the Seventh Circuit determined that the board's failure to take affirmative action in the face of multiple warnings constituted a conscious decision not to act, triggering a finding of demand futility. The Seventh Circuit went on to find:

> Given the extensive paper trail in *Abbott* concerning the violations and the inferred awareness of the problems, the facts support a reasonable assumption that there was a "sustained and systematic failure of the board to exercise oversight," in this case intentional in that the directors knew of the violations of law, took no steps in an effort to prevent or remedy the situation, and that failure to take any action for such an inordinate amount of time resulted in substantial corporate losses, establishing a lack of good faith.

325 F.3d at 809.

Moreover, the Court in *Abbott* recognized that "[w]here there is a corporate governance structure in place, we must then assume the corporate governance procedures were followed and that the board knew of the problems and decided no action was required." 325 F. 3d at 806.

Similarly, the Sixth Circuit, in *McCall*, repeatedly cautioned that a district court must evaluate demand futility based on the accumulation of the factual allegations, taken together, carefully granting all reasonable inferences in plaintiff's favor. *See, e.g.*, *McCall*, 239 F.3d at 817, 819. Like the Seventh Circuit in *Abbott Labs*, the Sixth Circuit assessed various warnings plaintiffs alleged occurred over the course of the misconduct, and was satisfied to draw the inference of knowledge of these warnings – and thus of the underlying misconduct – to at least a majority of the board at the company. For example, without any evidence of direct knowledge, the Sixth Circuit nonetheless specifically found an inference of knowledge to the board of a *qui tam* action previously filed against the company, the results of federal investigations at several of the company's many hospitals and other facilities, and news articles published over a three day period in *The New York Times*. *McCall*, 239 F.3d at 822-23.[14]

As set forth in Allied's SEC Form 10-K for the year ended December 31, 2006, in describing the valuation process for each of Allied's investments, Defendants "determine . . . the fair value of the portfolio in good faith," and in so doing, are provided with the valuation documentation compiled by Allied's Chief Valuation Officer who discusses and reviews the valuations with the Board of Directors, and with the "valuation analysis prepared by management using third-party valuation resources, when applicable." (¶18). In addition, the Audit Committee of Allied's Board, with Allied's Chief Valuation officer present, "meets separately from the full Board of Directors with the third-party consultants to discuss the assistance provided and results." (¶18).

Here, the Amended Complaint particularizes the specific corporate governance procedures that Defendants had in place at Allied. All of the Allied directors are subject to and charged with knowledge of the matters that would come to their attention by reason of the functioning of the

[14] Also relevant here, the court inferred knowledge of the misconduct based on the prior experience of certain of the directors in the health care arena, finding, for example, that "one nonetheless may reasonably infer that the directors who had prior experience managing HCA would be sensitive to the circumstances that prompted the investigation of HCA's practices." *Id.* at 821. Therefore, the expertise and experience of the Allied board members is also significant. Here, Defendants Bates, Garcia, Hebert, Long, Pollock, Steuart, Sweeney, Van Roijen and Walton have considerable expertise in the financial industry, Defendant Racicot has significant criminal legal expertise and Defendant Sweeney has had significant expertise in compliance at the Securities and Exchange Commission while with the Division of Enforcement. (¶7(j)).

various committees of the Board, and by adherence to Allied's "Corporate Governance Policy" which Defendants themselves approved. (¶17(a)). The Audit Committee of the Allied Board, whose members were Defendants Bates, Browne and Van Roijen, are charged with overseeing and monitoring, *inter alia*, the system of internal controls regarding finance, accounting and regulatory compliance. (¶17(d)). In addition, the entire board of Allied is specifically charged with the duty to value each of Allied's investments, including the investment in BLX. (¶18).

Accordingly, with well-pleaded allegations of a massive fraudulent loan scheme at BLX and the Director Defendants' wrongful efforts to misrepresent the facts to shareholders and blame others who shed light on the wrong for making false accusations as a way to manipulate the stock price, the Amended Complaint presents a compelling case for shareholders to pursue claims on behalf of the Company that the Individual Defendants have shown they will never pursue themselves.

C. The Demands Made Were Specific

Recently, the District of Columbia Court of Appeals, in *dicta*, addressed "the requisites essential for making a demand." *Behradrezaee v. Dashtara*, 910 A.2d at 358 (D.C. 2006) The court noted: "[a]t a minimum, a demand must identify the alleged wrongdoers, describe the factual basis of the wrongful acts and the harm caused to the corporation, and request remedial relief." *Id.* Quoting *Allison on Behalf of G.M.C. v. General Motors Corp.*, 604 F. Supp. 1106, 1117 (D. Del. 1985), *aff'd.*, 782 F.2d 1026 (3d Cir. 1985). Further it has been held that "demand to sue need not assume a particular form . . .[or] be made in any special language." *Behradrezaee*, 910 A.2d at 358, citing *Stoner v. Walsh*, 772 F. Supp. 790, 796 (S.D.N.Y. 1991). The demands made by Greenlight were specific, identified the wrongdoers, described the basis of the wrongful acts, the harm caused to the corporation and requested relief.

D. Allied's Exculpation Clause in Its Charter Is Not a Bar to the Amended Complaint

In their zeal to have the Court dismiss the Amended Complaint, Defendants, again, take great liberties with the law and the facts.[15] The statute on which Defendants rely clearly states that the:

> Charter...of a Maryland corporation...may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders...[t]o the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding...

Md. Code Ann., *Corps & Ass'ns* §5-418(a)(2).

The allegations of the Amended Complaint clearly constitute allegations that the Defendant officers' and directors' action or failure to act, "was the result of active and deliberate dishonesty." *Id. See Stone v. Ritter*, 911 A.2d 362, 369 (D. Del.) (the fiduciary intentionally acts with a purpose other than that of advancing the best interests of the corporation where the fiduciary intentionally fails to act in the face of known duty to act, demonstrating a conscious disregard for his duties); *Ryan v. Gifford*, Civ. No. 2213-N, 2007 Del. Ch. LEXIS 22, *32 n.35 (Del. Ch. Feb. 6, 2007), at *10 (directors should not be surprised to find that lying to shareholders is inconsistent with loyalty, which necessarily requires good faith); *McCall v. Scott*, 239 F.3d 808, 1001, amended 250 F.3d 997

---

[15] For example, although this is a motion to dismiss, Defendants base their argument on Allied's articles of incorporation which are not only not included in the pleadings but also are not even put before the Court. When one reads the articles of incorporation, however, at section B on page 5, attached hereto as Exhibit 1, it is crystal clear that the articles of incorporation speak to personal liability **only for monetary damages**. Defendants, however, seek to use this clause as the basis for their argument that the Amended Complaint, which clearly seeks nonmonetary relief as well as monetary relief, be dismissed in its entirety and only reluctantly, at page 19 of their brief, admit that neither the statute nor the articles of incorporation provide a basis for dismissing the Amended Complaint in its entirety. In addition, Defendants do not cite to a single Maryland court that has upheld the position they advance to this Court. Defendants' citation to a treatise speaks volumes as to the viability of their position.

(6th Cir. 2001) (allegations of a conscious disregard of known risks, which conduct, if proven, cannot have been undertaken in good faith).

The statute upon which Defendants rely does not provide a basis for dismissing the Amended Complaint on a motion to dismiss in the absence of any discovery, much less a "judgment or other final adjudication." If Plaintiff proves the allegations of the Amended Complaint, she will have complied with the statutory requirements as the judgment against Defendants will be based on the finding that Defendants acted with the requisite intent. At that point, the statute will have no application to this proceeding. This is precisely why courts that have considered motions similar to Defendants' motion herein have denied them because the basis for the motion is in the nature of an affirmative defense which cannot be determined on a motion to dismiss in the absence of discovery and appropriate findings based on that discovery. *McCall*, 250 F. 3d 997, 1000-1001 (6th Cir. 2001); *Abbott Labs*, 325 F.3d at 811.[16]

Defendants recognize the lack of firm footing for their position when they admit in their brief that, even if the Court were to adopt their erroneous position, it would support **only** "dismissal of the Complaint **to the extent it seeks monetary damages**." Defs' Br. at p. 19 (emphasis added). Because the Amended Complaint seeks relief in addition to monetary damages, the erroneous position Defendants' advance, were it to be adopted, would not be dispositive of the action.

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[16] Defendants' position is all the more galling because, despite the ruling by the Court that discovery shall proceed, Defendants are refusing to participate in discovery. Defendants have advised plaintiff that they will not produce documents pursuant to plaintiff's document requests and have failed to respond to Plaintiff's efforts to put in place a confidentiality order to facilitate Defendants' production of confidential information. Defendants, in violation of the briefing schedule Defendants had agreed to on the morning of the May 18, 2007 hearing, filed their motion to dismiss 11 days ahead of the agreed upon date and then refused to grant Plaintiff any additional time to file this brief.

V. CONCLUSION

For the reasons set forth herein, plaintiff respectfully requests that Defendants' motion to dismiss the Amended Complaint be denied in its entirety.

Dated: June 13, 2007

LAW OFFICES OF ROGER M. ADELMAN
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CUNEO GILBERT & LADUCA, L.L.P.
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/s/ David W. Stanley
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LAW OFFICES BERNARD M. GROSS, P.C.
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Attorneys for Plaintiff

EXHIBIT 1

Exhibit 3(i)

ARTICLES OF INCORPORATION

ALLIED CAPITAL CORPORATION

(A MARYLAND CORPORATION)

The undersigned, Thomas R. Salley, III, whose post office address is 1666 K Street, N.W., Suite 901, Washington, D.C. 20006, being at least eighteen (18) years of age, does hereby form a corporation under the general laws of the State of Maryland.

FIRST: The name of the corporation (hereinafter referred to as the "Corporation") is: Allied Capital Corporation.

SECOND: The purposes for which the Corporation is organized are as follows:

A. To render advice and consulting services to corporations, individuals, partnerships and other business entities; to enter into contracts with any of such entities for the purpose of carrying out such advisory and consulting services; to register as an investment adviser with such agencies and in such jurisdictions where such registration is deemed appropriate; and to do all such other acts as may be related or incidental to the purposes of an investment adviser, merchant bank or similar financial institution;

B. To purchase, acquire, hold, own, improve, develop, sell, convey, assign, release, mortgage, encumber, use, lease, hire, manage, deal in and otherwise dispose of real property and personal property of every kind and nature or any interest therein, improved or otherwise, including stocks and securities of other corporations; to loan money; to take securities for the payment of all sums due the Corporation; to sell, assign and release such securities;

C. To equip, furnish, improve, develop and manage any property, real or personal; to invest, trade and deal in any personal property; to encumber or dispose of any personal property at any time held or owned by the Corporation;

D. To engage in, operate and acquire interests in any kind of business, of whatever nature, which may be permitted by law;

E. To import, export, produce, buy, sell and otherwise deal in and with, goods, wares and merchandise of every kind, class and description;

F. To acquire all or any part of the good will, rights, property and business of any individual association, partnership, joint venture, corporation or other legal entity; to hold, utilize, enjoy and in any manner dispose of the whole or any part of the rights, property and business so acquired; to assume in connection therewith any liabilities of any such individual association, partnership, joint venture, corporation or other legal entity;

G. To acquire, by purchase, subscription or in any other manner, take, receive, hold, use, employ, sell, assign, transfer, exchange, pledge, mortgage, lease, dispose of and otherwise deal in and with any shares of stock or other shares, voting trust certificates, bonds, debentures, notes, mortgages or other obligations, securities or evidences of indebtedness, and any certificates, receipts, warrants or other instruments evidencing rights or options to receive, purchase or subscribe for the same or representing any other rights or interests therein or in any property or assets, issued or created by any individual, association, partnership, joint venture, corporation, government (or subdivision or agency thereof) or other legal entity, wherever organized and wherever doing business; to possess and exercise in respect thereof any and all of the rights, powers and privileges of individual holders including, without limitation, the right to vote any shares of stock so held or owned and, upon a distribution of the assets or a division of the profits of the Corporation, to distribute any such shares of stock or other shares, voting trust certificates, bonds or other obligations, securities or evidences of indebtedness (or the proceeds thereof) among the stockholders of the Corporation;

H. To erect commercial buildings and other buildings, private or public of all kinds, and to sell and rent the same; to contract, enlarge, repair, grade, pave, dedicate, remodel or otherwise engage in any work upon buildings of every nature, roads, avenues, highways, paths, walks, parks, playgrounds and sidewalks; to engage in iron, steel, wood, brick, concrete, stone, cement, masonry, glass and earth construction; to execute contracts or to receive assignments of contracts therefor or relating thereto; to manufacture and furnish the building materials and supplies connected therewith;

I. To apply for, obtain, purchase or otherwise acquire any patents, copyrights, licenses, trademarks, trade names, rights, processes, formulae and the like; to use, exercise, develop and grant licenses in respect of, sell and otherwise turn to account the same;

J. To purchase (or otherwise acquire), hold, sell, retire, reissue or otherwise dispose of shares of its own stock of any class in any manner now or hereafter authorized or permitted by law, and to pay therefor, with cash or other property;

K. To borrow or raise money and to issue bonds, debentures, notes or other obligations of any nature (and in any manner permitted by law) for money so borrowed or in payment for property purchased, or for any other lawful consideration, and to secure the payment thereof, and of the interest thereon, by mortgage upon, pledge, conveyance or assignment in trust of, the whole or any part of the property of the Corporation, real or personal, including contract rights, whether at the time owned or thereafter acquired; to sell, pledge, discount or otherwise dispose of such bonds, debentures, notes or other obligations of the Corporation;

L. To aid, by loan, subsidy, guaranty or in any lawful manner whatsoever, any individual, association, partnership, joint venture, corporation or other legal entity whose stocks, bonds, notes, debentures or other obligations, securities or evidences of indebtedness are in any manner directly or indirectly held or guaranteed by the Corporation, or by any corporation in which the Corporation may have an interest directly or indirectly as stockholder, creditor, guarantor or otherwise, or whose shares or securities are owned by the Corporation; to do any and all lawful acts and things designed to protect, preserve, improve or enhance the value of any stocks, bonds, notes, debentures or other obligations, securities or evidences of indebtedness of any individual, association, partnership, joint venture, corporation or other legal entity in which the Corporation has an interest directly or indirectly as a stockholder, creditor, guarantor or otherwise, or whose shares or securities are owned by the Corporation, or to lend money with or without collateral security;

M. To guarantee the payment of dividend upon any shares of stock of any other association or corporation; to guarantee the performance of any contract by any individual, association, partnership, joint venture, corporation or other legal entity; to endorse or otherwise guarantee the payment of principal and interest, or either, of any bonds, debentures, notes, securities or other evidences of indebtedness created or issued by any such individual, association, partnership, joint venture, corporation or other legal entity, it not being necessary that any such guaranty or endorsement shall be intended to result in any benefit to the Corporation (it being understood that in no way shall the Corporation act as a surety company);

N. To carry out all or any part of the purposes set forth herein as principal, broker, factor, agent, contractor or otherwise, either alone, through or in conjunction with any individual, association, partnership, corporation or other legal entity; to make, execute and perform any contracts or agreements and to do any other acts and things for the accomplishment of any of the purposes set forth herein or incidental to such purposes, or which at any time may appear conducive to or expedient for the accomplishment of any such purposes;

O. To carry out all of the purposes set forth herein in any or all states, territories districts, dependencies and possessions of the United States of America and any foreign country; to maintain offices and agencies in any or all states, territories, districts, dependencies and possessions of the United States of America and any foreign country;

P. To organize, incorporate, reorganize, liquidate and dissolve any association, partnership, joint venture, corporation (subsidiary, affiliated or other) or other legal entity for any purpose permitted by law; to invest in any manner in any association, partnership, joint venture, corporation (subsidiary, affiliated or other) or other legal entity;

Q. To do any act or thing and exercise any power suitable, convenient or proper for the accomplishment of any of the purposes set forth herein or incidental to such purposes or which at any time may appear conducive to or expedient for the accomplishment of any of such purposes; and

R. To have and exercise any and all powers and privileges now or hereafter conferred by the general laws of the State of Maryland upon corporations formed under such laws.

The foregoing enumeration of the purposes of the Corporation is made in furtherance and not in limitation of the powers conferred upon the Corporation by law. The mention of any particular purpose is not intended in any manner to limit or restrict the generality of any other purpose mentioned, or to limit or restrict any of the powers of the Corporation. The Corporation shall have, enjoy and exercise all of the powers and rights now or hereafter conferred by the laws of the State of Maryland upon corporations of a similar character, it being the intention that the purposes set forth in each of the paragraphs of this Article shall, except as otherwise expressly provided, in nowise be limited or restricted by reference to or inference from the terms of any other clause or paragraph of this or any other Article of these Articles of Incorporation, or of any amendment thereto, and shall each be regarded as independent, and construed as powers as well as purposes; provided, however, that nothing herein contained shall be deemed to authorize or permit the Corporation to carry on any business or exercise any power, or do any act which a corporation formed under the general laws of the State of Maryland may not at the time lawfully carry on or do.

THIRD: The post office address of the principal office of the Corporation in the State of Maryland is: 5422 Albia Road, Bethesda, Maryland 20816. The name and post office address of the resident agent of the Corporation in the State of Maryland are: G. Cabell Williams III, 5422 Albia Road, Bethesda (Montgomery County), Maryland 20816. Said resident agent is a citizen of the State of Maryland and actually resides therein.

FOURTH: The total number of shares of stock which the Corporation has authority to issue is ten million (10,000,000) shares of Common Stock, with a par value of One Dollar ($1.00) per share. The aggregate par value of all such shares is Ten Million Dollars ($10,000,000.00).

FIFTH: The initial number of directors of the Corporation shall be three (3) in accordance with the provisions of Section 2-402(a) of the General Corporation Law of the State of Maryland, which number may be changed pursuant to the provisions set forth in the Bylaws of the Corporation, but shall never be less than the number permitted by law, and the names of the directors who shall act until the first annual meeting of stockholders of the Corporation or until their successors are duly chosen and qualify are: David Gladstone, David P. Parker and Thomas R. Salley, III.

SIXTH: The following provisions are hereby adopted for the purpose of defining, limiting and regulating the powers of the Corporation and of the Board of Directors and stockholders:

A. The Board of Directors of the Corporation is hereby empowered to authorize and direct the issuance from time to time or at any time or times of the shares of stock of the Corporation of any class, now or hereafter authorized, any options or warrants for such shares permitted by law, any rights to subscribe to or purchase such shares and any other securities of the Corporation, for such consideration as the Board of Directors may deem advisable, subject to such limitations and restrictions, if any, as may be set forth in the Bylaws of the Corporation.

B. No holder of shares of stock of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive (i) any shares of stock of the Corporation of any class, now or hereafter authorized, (ii) any options or warrants for any such preferential or preemptive shares, (iii) any rights to subscribe to or purchase any such shares, or (iv) any other securities of the Corporation which may at any time or from time to time be issued, sold or offered for sale by the Corporation.

C. The Board of Directors of the Corporation is hereby empowered to adopt Bylaw provisions with respect to the indemnification of directors, officers, employees, agents and other persons and to make such other indemnification as it shall deem expedient and in the best interests of the Corporation to the extent permitted by law and Article SEVENTH hereof.

D. The provisions relating to certain special voting requirements set forth in Title 3, Subtitle 6 of the General Corporation Law of the State of Maryland and the provisions relating to certain control shares set forth in Title 3, Subtitle 7 of the General Corporation Law of the State of Maryland shall not be applicable, pursuant to Sections 3-603(e)(iii) and 3-702(b) thereof, respectively, to the shares of the Corporation which are owned by, or which shall in the future be issued to and owned by, any employee stock ownership plan, incentive stock ownership plan or other similar plan established now or in the future for the benefit of the Corporation's directors, officers, employees or affiliates, and, without limiting the foregoing, none of such shares owned by any such plan shall, for purposes of such subtitles, be aggregated with any shares owned individually by any beneficiaries of any such plan.

E. The Board of Directors is expressly authorized to make, amend, alter, repeal or rescind the Bylaws of the Corporation.

F. The Corporation reserves the right to amend these Articles of Incorporation in any way which alters the contract rights, as expressly set forth in these Articles of Incorporation, of any outstanding stock of the Corporation and substantially adversely affects any of the rights of any of the holders of any outstanding stock of the Corporation.

SEVENTH:

A. The Corporation shall indemnify (i) its directors and officers, whether serving the Corporation or, at its request, any other entity, to the full extent permitted by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law and (ii) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation's Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such Bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment to or repeal of this Article SEVENTH shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

B. To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of this Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment to or repeal of this Article SEVENTH shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

EIGHTH: The duration of the Corporation shall be perpetual.

IN WITNESS WHEREOF, I have signed these Articles of Incorporation on the 18th day of December 1990, and I acknowledge the same to be my act and deed and that, to the best of my knowledge, information and belief, all matters and facts stated herein are true in all material respects and that such statement is made under the penalties of perjury.

SOLE INCORPORATOR:

/s/ T.R. Salley, III

Thomas R. Salley, III

</TEXT>
</DOCUMENT>

CERTIFICATE OF SERVICE

I hereby certify that a copy of the foregoing Memorandum of Law in Opposition to Defendants' Motion to Dismiss Plaintiff's Amended Verified Shareholder Derivative Complaint has been

served by electronic transmission this 13th day of June, 2007 upon:

Thomas F. Connell, Esq.
Jonathan E. Paiken, Esq.
Christopher Davies, Esq.
Ryan P. Phair, Esq.
WILMER CUTLER PICKERING HALE
AND DORR, LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006

Counsel for Defendants

/s/ David W. Stanley
David W. Stanley

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, and Derivatively, on behalf of ALLIED CAPITAL CORPORATION, Plaintiff, v. **WILLIAM L. WALTON,** *et al.*, Defendants.	**Case No. 2007 CA 001060 B** **Calendar 6 - Judge Alprin**


SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2007
WASH, D.C.
161
SECTION

DEFENDANTS' REPLY IN SUPPORT OF MOTION TO DISMISS PLAINTIFF'S AMENDED VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Thomas F. Connell (D.C. Bar # 289579)
Christopher Davies (D.C. Bar # 465366)
Jonathan E. Paikin (D.C. Bar # 466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Counsel for Defendants

TABLE OF AUTHORITIES

CASES

STATUTES

Nothing in plaintiff's Opposition justifies her refusal to make a demand that Allied bring suit, as required by black letter Maryland law. Of approximately 190,000 Allied shareholders, only Ms. Nadoff has attempted to sue derivatively and thereby force Allied to litigate against its entire senior management and Board of Directors. Plaintiff has done this without allowing Allied in the first instance to exercise its own business judgment as to whether such litigation serves the best interests of the company and the rest of its shareholders This is exactly the kind of abusive litigation that Maryland's highest court sought to prevent in *Werbowsky*.[1]

The demand requirement "is important." *Werbowsky v. Collomb*, 766 A.2d 123, 144 (Md. 2001). It is a crucial feature of corporate governance designed to protect the interests of the ***entire*** company and ***all*** its shareholders. *Werbowsky* prohibits a single shareholder like Ms. Nadoff from initiating litigation on the company's behalf unless she either has made a good faith effort to convince the company that such litigation is necessary and beneficial or has pled with particularity that demand would have been futile. That means that ***she***, as a ***shareholder*** of Allied, must submit a written demand that Allied ***bring suit*** against specific individuals for specific acts of alleged wrongdoing. The demand requirement protects the company in important ways. It allows and requires the company's board of directors, which owes a fiduciary duty to ***all*** shareholders, to determine in the first instance whether expensive and disruptive litigation should be brought. If the directors were to sue, the company itself would control the litigation. If they were not to sue, Ms. Nadoff would not be without a remedy. She could challenge that decision in court, but with one crucial distinction: The company's decision would be accorded

[1] The claim that defendants "have refused to respond to discovery" (Opp. at 1) is false. No discovery responses from defendants are due until June 21. Defendants have repeatedly asked plaintiff to agree to stay discovery pending resolution of this action. The parties are scheduled to discuss that issue in an in-person meeting on Monday, June 18.

great deference under the business judgment rule.[2] Courts will upset that arrangement only in the extremely rare circumstance where an individual shareholder can demonstrate ***with clarity and particularity*** that the shareholders' ***collective*** delegation of authority to the board should be disregarded in favor of an individual shareholder's unilateral decision to initiate suit because the board is wholly incapable of assessing whether bringing the shareholder's suit is advisable in the circumstances. *Werbowsky*, 766 A.2d at 144.

Filing a demand letter is simple and far easier than filing a complaint, an amended complaint, and two 20-page oppositions.[3] Plaintiff's decision to bypass the demand requirement was a calculated judgment made in the hope that this Court would misapply Maryland law and thereby deny Allied the benefit of the business judgment rule. That should not be permitted.

1. The bulk of plaintiff's Opposition is a lengthy diatribe about supposed wrongdoing at Allied. Much of it is false and misleading and appears nowhere in the Amended Complaint. Most importantly, it is all completely irrelevant to the legal question before this Court. The only relevant question at this stage is not what Allied did or did not do, but rather, who should determine whether this action can be brought on Allied's behalf – the Board of Directors or one shareholder with a small investment in the company. On that issue, *Werbowsky* is dispositive.

2. Plaintiff has conceded that Maryland law applies here, Opp. at 10 n.8, and that *Werbowsky* controls this case. *Id.* 11-12. Defendants' opening brief discussed *Werbowsky*'s

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[2] *See, e.g., Behradrezaee v. Dashtara*, 910 A.2d 349, 358 (D.C. 2006); *Werbowsky*, 766 A.2d 123, 134 (Md. 2001); *Aronson v. Lewis*, 473 A.2d 805, 813 (Del. 1984).

[3] *Id.*; *Sekuk Global Enters. Profit Sharing Plan v. Kevinedes*, 2004 WL 1982508 at *8 (Md. Cir. Ct. May 25, 2004). *See generally* Def's Mem. of P. & A. in Supp. of Individual Defs' and Nominal Def. Allied Capital Corp.'s Mot. to Dismiss Pl.'s Am. Verified S'holder Deriv. Compl. (hereinafter, "Dfdts' Br.") at 10-11.

meaning and holdings in great detail. By contrast, plaintiff's 21-page Opposition has exactly ***five sentences*** discussing or referring to *Werbowsky*; and it does not cite or discuss any other Maryland cases, including those cases (cited by defendants) that apply *Werbowsky* and require plaintiffs to submit a demand ***for litigation*** before bringing suit. (*See* Dfdts' Br. at 13.) In fact, plaintiff does not cite ***a single Maryland case*** that supports its position in any respect.

3. Citing in detail specific language from *Werbowsky*, defendants demonstrated that a proper demand must be (i) made by a shareholder, (ii) acting in good faith, and (iii) include a demand that the company commence litigation. (Dfdts' Br. at 13-14.) Plaintiff has ignored every aspect of that holding and every cited portion of *Werbowsky* supporting it.

Here, there was no shareholder demand. Plaintiff Nadoff is the only Allied shareholder identified in the Amended Complaint; and she has expressly conceded that she "has not made any demand on the Board to institute this action." (Compl. ¶ 46.) Plaintiff instead relies on a letter from David Einhorn, which she misleadingly refers to as the "Einhorn demand." But there are no assertions in the Amended Complaint that Einhorn or his hedge fund, Greenlight, own any shares of Allied; and it is undisputed that Einhorn is a "short-seller" of Allied stock, which means that he profits when the price of Allied stock falls. (Dfdts' Br. at 3-5.) In an effort to mask this fatal defect, plaintiff now calls Greenlight an "institutional investor." (Opp. at 8, 11.) That term has no legal meaning or relevance. Moreover, plaintiff has conceded that none of Einhorn's letters to Allied include a demand that the company bring suit. (Opp. at 14 n.13.) As noted earlier (and ignored by plaintiff), *Werbowsky* holds that a proper demand ***must*** include a request that the Board bring suit. (Dfdts' Br. at 14) (*quoting Werbowsky*, at 140, 145).

4. With respect to demand futility, plaintiff quotes one sentence from *Werbowsky*, Opp. at 12, and then ignores it and the rest of the case. Throughout *Werbowsky*, the Court of Appeals

expressed strong support for the demand requirement and strong disfavor for any exception to it. (Dfdts' Br. at 11-18.) The court noted how simple it is for a shareholder acting in good faith to make a demand, *id.* at 12, and set a very high hurdle for excusing a demand. Demand can be excused in only two circumstances: if the plaintiff were to demonstrate ***irreparable harm*** (which plaintiff concedes she cannot do, Opp. at 12), or if plaintiff were to present "allegations or evidence [that] clearly demonstrate, in a very particular manner" that "a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Werbowsky* at 620. This test is significant because: (1) it requires "allegations or evidence" that are "clear" and "particular," and that relate specifically to "a majority of the directors," and (2) the evidence must demonstrate that those directors cannot consider demand in good faith, with fair and reasoned judgment. Demand is ***not*** excused as futile merely because the plaintiff believes that the directors will decline to sue. *Id.* at 143-44. Rather, the plaintiff must plead, clearly and with particularity, that a majority of the directors are incapable – because of conflicts of interests or the like – of making any reasoned disposition of the demand.

The Amended Complaint here does not come close to meeting that test. The Amended Complaint does not ***even mention*** 12 of the 14 defendants, except to identify them by name and position; there are no allegations about what they did, how they are conflicted, whether they are hopelessly committed to decisions now subject to suit, or whether they have engaged in wrongdoing. As to the other two defendants (Messrs. Walton and Browne), plaintiff's only claim is that they did not agree with or find support for allegations made in Mr. Einhorn's various letters of complaint, some dating back to 2002 (and considered in earlier litigation). (Dfdts' Br. at 8.) None of these allegations even come close to satisfying the "very limited [futility] exception." *Werbowsky*, 766 A.2d at 144. Indeed, the *Werbowsky* court was:

> not willing to excuse the failure to make demand simply because a majority of the directors approved or participated in some way in the challenged transaction or decision, or on the basis of generalized or speculative allegations that they are conflicted or are controlled by other conflicted persons, or because they are paid well for their services as directors, were chosen as directors at the behest of controlling stockholders, or would be hostile to the action. *Id.* 143-144.

5. The Einhorn complaint letters have no bearing on whether plaintiff's failure to make a demand should be excused. Einhorn and Greenlight are not alleged to be shareholders, and they did not make a demand to sue. Thus, Allied's management and directors had no fiduciary or other obligation even to respond to Einhorn. Nevertheless, Allied did respond, asking him to submit any evidence to back his allegations, which he failed to do. (Dfdts' Br., Ex. A.) Neither fairness nor logic can convert Allied's response to a non-shareholder's non-demand into an excuse for a shareholder to avoid submitting a proper demand before bringing suit.

6. Allowing plaintiff to proceed with this litigation without first making a proper demand would gravely compromise fundamental principles of corporate governance. This litigation is not about one shareholder's substantive grievance against Allied. Rather, it is an effort by one shareholder with a small investment to hijack the company and force it to sue its entire senior management and Board because one former employee of one of Allied's 140-plus investee companies was indicted. It is an effort by one shareholder to strip Allied of its right and responsibility to determine whether such litigation is in the company's best interests. And it is a procedural maneuver designed to deny Allied the benefits of the business judgment rule.

CONCLUSION

For the reasons stated, the motion should be granted.

Oral Hearing Requested

Dated: June 15, 2007 Respectfully submitted,

/s/ Thomas F. Connell
Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING HALE
and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Counsel for Defendants

CERTIFICATE OF SERVICE

I hereby certify that, on this 15th day of June 2007, I have caused true and correct copies of the foregoing Defendants' Reply in Support of Motion to Dismiss Plaintiff's Amended Verified Shareholder Derivative Complaint to be served as follows:

Via Hand:
Honorable Geoffrey M. Alprin
Superior Court of the District of Columbia
3600 Moultrie Building
500 Indiana Avenue, N.W.
Washington, DC 20001

Via First Class Mail:

Roger M. Adelman
LAW OFFICES OF ROGER M. ADELMAN
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Jonathan W. Cuneo
David W. Stanley
Michael Lenett
CUNEO GILBERT & LADUCA, L.L.P.
507 C Street N.E.
Washington, D.C. 20002

Samuel H. Rudman
David A. Rosenfield
Evan J. Kaufman
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
58 South Service Road, Suite 200
Melville, NY 11747

Nancy M. Juda
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Deborah R. Gross
Robert P. Frutkin
LAW OFFICES OF BERNARD M. GROSS, P.C.
Suite 450, Wanamaker Building
Juniper and Market Streets
100 Penn Square East
Philadelphia, PA 19107

/s/ Thomas F. Connell
Thomas F. Connell

END